SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
 August 2017

Commission File Number  333-196065

PARNELL PHARMACEUTICALS HOLDINGS LTD.
 (Name of Registrant)

Unit 4, Century Estate
476 Gardeners Road
Alexandria 2015 NSW
Australia
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

On November 22, 2016 we entered into a $US20 million, senior secured, non-dilutive, term loan agreement with SWK Holdings (the “Credit Agreement”). A copy of the credit agreement was attached to our  report on Form 6-K furnished on November 30, 2016 as Exhibit 10.1.

We previously requested confidential treatment for certain portions of the Credit Agreement and that information was redacted from the public filing.

Following discussions with the with the Securities and Exchange Commission (the “SEC”), a copy of the Credit Agreement with a lesser amount of  redacted information is re-attached hereto as Exhibit 10.1.

1.	Exhibits

Exhibit No.	Description
10.1 †
Credit Agreement, dated as of November 22, 2016, by and among Parnell, Inc., as Borrower, Parnell Pharmaceuticals Holdings Ltd and certain of its subsidiaries, as Guarantors, the Lenders party thereto, as Lenders, and SWK Funding LLC, as Agent.

†	Confidential treatment requested. Confidential materials omitted and filed separately with the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Parnell Pharmaceuticals Holdings Ltd (Registrant)

By:	/s/ Robert Joseph
Name: Robert Joseph
Title: Chief Executive Officer

Date: August 3, 2017